P.E. 1/31/02

1-14992

02012865

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING FEB 01 2002 WASH. D.C. 364 SECTION

For the month of: January 2002

Commission File Number 1-14992

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

CORUS ENTERTAINMENT INC.
(Name of Registrant)

181 Bay Street
Suite 1630
Toronto, Ontario
M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F:

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ________ No ___X___

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By: Tom Peddie

Name: Thomas C. Peddie
Title: Senior Vice President & CFO

Date: January 27, 2002

EXHIBIT INDEX

January 24, 2002

CORUS ENTERTAINMENT Q1 RESULTS REFLECT STRONG PERFORMANCE AND EFFECTIVE CONSOLIDATION STRATEGY

(Toronto, Canada) Corus Entertainment Inc. (TSE: CJR.B; NYSE: CJR) announced its first quarter results today posting solid gains in revenue and EBITDA (income before depreciation, amortization, interest, other and income taxes), led by growth in both its Television and Radio divisions. Corus reports in Canadian dollars. Pro-forma analysis has been provided for enhanced comparability between periods to reflect revenue and EBITDA results of fiscal 2001 acquisitions as if the acquisitions had occurred on September 1, 2000.

The strong consolidated results for the three months ending November 30, 2001 were achieved in a softening economy which generally had a negative impact on North American broadcasting results. The results include a 49% overall increase in revenues over the previous year, from $117.5 million to $174.7 million fueled by acquisitions and organic growth. The strong year-over-year gains from Television and Radio revenues were offset by continued declines in the publishing operations which was attributable to rationalization of the North American book retailing sector.

EBITDA for the quarter was $45.7 million, up 25% over the prior year. On a pro-forma basis, EBITDA was consistent with the prior year. Earnings per share for the quarter were $0.09 down from $0.35 last year as a result of an after-tax loss of $3.6 million on sale of investments and an after-tax restructuring charge of $9.8 million in the quarter. Excluding restructuring charges and loss on sale of investments, earnings per share were $0.41 for the quarter. Cash flow per share for the quarter was $1.24 compared with $0.76 last year.

"During a period of considerable economic uncertainty, our strategy of focusing on specialty television and radio gave Corus a clear advantage in our first quarter," said John Cassaday, President and Chief Executive Officer of Corus Entertainment. "While the general economic decline during this quarter did not significantly impact Corus' overall performance, we have reduced our workforce by approximately 10% and our overall annual operating costs by approximately $10-15 million. We are in a strong position to achieve our growth targets for the balance of the fiscal year."

Corus' Television division contributed to the positive quarter with revenue and EBITDA gains of 12% and 11% respectively over the same period last year. Solid organic growth of 12% for both revenue and EBITDA reflect the continued climb in affiliate revenues from DTH and digital cable subscribers. On a pro-forma basis, Corus Radio posted a 2% increase in both revenue and EBITDA, with strong gains of 8% in local advertising sales, outpacing the market by 1%. Corus' Content division experienced a decrease in revenue and EBITDA of 19% and 33% respectively on a pro-forma basis compared to the prior year. The decline is the result of a number of factors, including the continued challenges facing Klutz in the U.S. specialty retail book market and a lower proprietary production volume from Nelvana for the quarter. However, newly-secured distribution channels for Klutz product and a production schedule that remains on target for delivery of approximately 250 episodes from Nelvana by year-end, compared to 242 episodes last year, point to stronger results for the division later in the fiscal year.

"During the first three months of our fiscal year, we have examined all of our operations to ensure they are providing the best value to the company and its shareholders," added Heather Shaw, Executive Chair of Corus Entertainment. "Corus will continue to focus on operational excellence and the benefits of our consolidation strategy by identifying internal synergies and opportunities to best serve our audiences, customers and investors."

Corus Entertainment is a Canadian-based media and entertainment company. Corus is Canada's market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, one of the world's largest international producers and distributors of children's programming and products. The company's other interests include music, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) Exchanges. Corus' Web site can be found at corusentertainment.com.

Certain statements in this press release may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking documents.

-30-

For further information, please contact:
John Cassaday
President and Chief Executive Officer
Corus Entertainment Inc.
(416) 642-3770

Tom Peddie
Senior Vice-President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Kerry Morgan
Group Director, Communications
Corus Entertainment Inc.
(416) 642-3792

HIGHLIGHTS

(thousands of Canadian dollars except per share data) (unaudited)	Three months ended November 30 2001	November 30 2000 Restated (note 2(b) and (c))
Revenues	**174,718**	117,477
Income before depreciation, amortization, Interest, other and income taxes ("EBITDA")	**45,692**	36,421
Net income	**3,907**	13,563
Per share basic	**$0.09**	$0.35
Per share diluted	**$0.09**	$0.35
Cash flow derived from operations	**52,642**	29,202
Per share basic	**$1.24**	$0.76
Per share diluted	**$1.23**	$0.75
Weighted average number of Class A voting and Class B non-voting shares (thousands)		
Basic	**42,604**	38,417
Diluted	**42,663**	38,758

Significant Events in the Quarter

- In October, Corus announced its three point plan for fiscal 2002: 1) reduce debt by $100 to $150 million 2) accelerate our move to achieve operating margins of 30% and 3) focus on consolidating our core assets.
- On October 30, 2001, Corus received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) to acquire a controlling interest in Telelatino Network Inc. Corus acquired shares that increased its total interest in the specialty channel to 50.5% from 20%.
- On October 31, 2001, Corus disposed of 1,000,000 non-voting shares of Astral Media Inc. and used the proceeds to repay a securitized borrowing. Corus continues to hold 1,000,000 non-voting shares and an interest in the voting shares of Astral Media Inc.
- In November, Corus announced a restructuring initiative to centralize key administrative functions to eliminate duplication and streamline processes. Finance, Human Resources, Business Affairs and Communications were centralized.
- In November, Corus announced a workforce reduction of approximately 300 positions.
- On November 5, 2001, Corus announced that Nelvana had acquired all proprietary rights to Babar, the world's most popular elephant. The acquisition included 100 per cent of all trademarks and copyrights to the Babar property, as well as the de Brunhoff family's financial interests in the brand.
- On November 16, 2001, Corus received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) to acquire the Women's Television Network (WTN). The transaction closed on November 20, 2001.
- On November 27, 2001, Corus received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) to acquire Tri-Co Broadcasting Limited. With the

acquisition of Tri-Co's three radio stations, Corus extended its reach in eastern Ontario and increased coverage between Kingston and Montreal. Corus now operates 52 radio stations in Canada and leads the radio market in both revenue and tuning.

Significant Events Subsequent to the Quarter

- On December 18, 2001, Corus sold its 29.9% stake in The Comedy Network for $36 million.
- On January 4, 2002, Corus completed the acquisition of all of the outstanding shares of Tri-Co Broadcasting Limited which owns and operates three radio stations in Cornwall, Ontario.
- On January 8, 2002, Nelvana was granted rights from Berenstain Enterprises, Inc. to develop, produce and distribute episodic television series and individual programs based on *The Berenstain Bears* brand.
- On January 10, 2002, Nelvana was granted rights for Beyblade that include broadcasting all 51 episodes, manufacturing home videos, acting as an exclusive agent to facilitate the importation and distribution of toys by Takara and Hasbro, Inc. and merchandise based on the series.
- On January 21, 2002, Nelvana and MTV signed an agreement to co-produce two new television series targeted to a young adult audience. The shows include "Clone High," an animated comedy, and "Varsity Blues," a live action sitcom.

Management's Discussion and Analysis

The following should be read in conjunction with the Management Discussion and Analysis included in the Company's August 31, 2001 Annual Report and Financial Statements and the Notes thereto. All amounts are stated in Canadian Dollars.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are earnings before depreciation, amortization, interest, other and income taxes (EBITDA) and pro-forma information. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations. EBITDA can be determined from the Statement of Income. Other items such as gains and loss on sale of investments, other (income) expense, dividend income from investees, and restructuring charges are excluded in the determination of EBITDA if, in management's opinion, they are not in the ordinary course of business. A listing of these items is disclosed in the statements of income and retained earnings.

Pro-forma information

This information is provided to enhance the comparability of earnings between periods. Pro-forma information reflects the results of operations related to fiscal 2001 acquisitions as if the acquisitions had occurred on September 1, 2000.

Fiscal 2002 Acquisitions/Divestitures

Corus is a Canadian-based media and entertainment company that has grown significantly both organically and through acquisitions. Corus competes in three sectors – Television, Radio, and Content with the following fiscal 2002 acquisitions/divestitures:

- On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network increasing its total interest to 29.9%. Subsequently on December 18, 2001, Corus disposed of its 29.9% stake to CTV Inc. for $36 million.
- On November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20%.
- On November 20, 2001, Corus completed its acquisition of The Women's Television Network (WTN).

Overview of Consolidated Results

The benefits of a balanced portfolio were evident in the first quarter results as the outstanding results of the Television division and solid advertising growth delivered by the Radio division in a weak advertising market helped to offset the continued erosion of its publishing business within the Content division.

First Quarter Results

Revenues

Revenues for the three months ended November 30, 2001 were $174.7 million, up 49% from $117.5 million last year. Through acquisition and organic growth, all divisions contributed to the growth in revenues. On a pro-forma basis, although revenues were up in Television and Radio divisions by 12% and 2% respectively, consolidated revenues were down 2% from $178.3 million last year as a result of the continued softness in the publishing business, which was down 25% over the prior year due to the decline in the specialty book retail sector.

EBITDA

EBITDA was $45.7 million, an increase of 25% over last year. On a pro-forma basis, EBITDA was consistent with the prior year. Television and Radio achieved EBITDA growth of 12% and 2% respectively; however, Content was down 33% primarily due to its publishing business which was down 58% over the prior year. EBITDA as a percentage of revenues was 26% for both the quarter and prior year, on a pro-forma basis.

Depreciation

Depreciation in the first quarter was $5.7 million, up from $3.7 million last year. The increase was due to an increase in Corus' capital asset base from acquisitions made in fiscal 2001 and 2002.

Amortization
Amortization in the first quarter was $1.4 million, down from $6.2 million last year. The decrease was due to not amortizing broadcast licenses and goodwill as a result of adoption of the new accounting standards in fiscal 2002.

Interest expense

Interest expense in the first quarter was $13.8 million compared to $8.8 million last year reflecting an increase in long-term debt as a result of various acquisitions. Our effective interest rate for the quarter was 8% compared to 12% in the prior year.

Loss on sale of investments

The loss on sale of investments of $4.5 million in the first quarter is primarily related to the disposal of approximately 1.1 million shares of Astral Media Inc.

Other (income) expense

Other expense for the first quarter was $0.8 million compared to income of $5.2 million last year. The prior year reflected higher interest income from short-term investments.

Dividend income from investees

Dividend income in the first quarter of $0.3 million reflected dividends earned from the investment in Astral Media Inc.

Restructuring charges

In light of the current economic climate, Corus has taken proactive steps to reduce debt and improve operating margins by streamlining operations through workforce reductions and implementing cost control initiatives. Restructuring charges of $15.9 million were recorded in the quarter, representing workforce reductions of approximately 320 employees, lease terminations and settlement of contracts relating to activities which will no longer be continued. Through these initiatives, the Company is projecting to capture annual cost savings of approximately $10 - $15 million, which will help to offset any potential advertising revenue shortfall experienced in fiscal 2002.

Income taxes

Income tax expense as a percentage of income before taxes and amortization of broadcast licenses and goodwill were 41% for the quarter compared to 37% last year. The increase is primarily due to the non-deductible portion of the capital loss realized on the sale of investments offset by lower current tax rates and the inclusion of Nelvana's results, which are taxed at a lower rate, for the entire quarter.

Equity earnings from investees

Equity earnings from investees increased to $1.7 million from $1.0 million last year. The increase relates to the inclusion of an additional 20% interest in TELETOON acquired as part of the Nelvana acquisition in fiscal 2001.

Net income

Net income for the first quarter was $3.9 million compared to net income of $13.6 million last year. The decrease was a result of an after-tax loss of $3.6 million on sale of investments and recording an after-tax restructuring charge of $9.8 million in the quarter. Earnings per share for the quarter was $0.09 basic ($0.09 diluted) compared with earnings per share of $0.35 basic ($0.35 diluted) last year. Excluding restructuring charges and loss on sale of investments, earnings per share were $0.41 for the quarter.

Television

The Television division consists of the following: specialty television networks YTV, Treehouse TV, WTN, Corus' 80% interest in CMT (Country Music Television) and 50.5% interest in Telelatino; Corus Premium Pay Services of Movie Central and Viewer's Choice; Digital Adventure, a cable advertising service; three conventional television stations; and DMX, a digital audio service.

Revenues for the first quarter increased 12% to $69.8 million from $62.4 million last year. EBITDA was $24.5 million, up 11% from $22.1 million last year. On a pro-forma basis, both revenues and EBITDA increased 12%. EBITDA as a percentage of revenues was 35% for the quarter.

Affiliate revenues increased 30% over the prior year as the growth in Direct-to-Home (DTH) and digital cable subscribers continued. In particular, the Premium Pay Services experienced revenue growth of 49%. At November 30, 2001, Movie Central had 602,000 subscribers, a 35% increase over a year ago.

The strong growth in affiliate revenues helped to offset a shortfall in advertising revenue which decreased 5% over the prior year. The majority of the advertising revenue shortfall was due to the exchange of cable systems between Shaw Cable Systems and Rogers Communications Inc. which resulted in fewer channels for Digital ADventure as it exited Ontario and clustered its services in Western Canada. Advertising growth on our core specialty television stations were strong in a very soft advertising environment, down only 2% on a 13% growth rate in the prior year.

The three months ended November 30, 2001 also includes operating results from the date of acquisition for Telelatino and WTN which were both acquired during the quarter.

Radio

The Radio division is comprised of 52 radio stations situated primarily in high growth urban centres in Canada. Corus is Canada's leading radio operator in terms of reach and hours tuned.

Radio revenues in the first quarter increased by 21% to $55.6 million from $45.9 million last year. EBITDA was $15.0 million, up from $13.4 million last year. EBITDA as a percentage of revenues was 27% for the quarter.

On a pro-forma basis, Radio revenues in the first quarter were up 2% compared to last year. Despite a soft advertising market, growth in local sales in the major markets were strong, up 8% and outpacing the market by 1%. However national sales were down 23%, mostly from the automobile sector. Strong revenue growth was experienced in the key markets of Toronto, Edmonton and Vancouver of 9%. The gains were offset however, by the start-up related impact of numerous stations reformatted for long-term growth.

On a pro-forma basis, overall EBITDA in the first quarter was up 2% and EBITDA margin was 27%. However, excluding the reformatted stations, EBITDA as a percentage of revenues for the quarter was 31%.

Content

Content includes the operations of Nelvana Limited, which was acquired effective November 14, 2000. Nelvana's operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Revenues and EBITDA for the quarter were $49.7 million and $7.2 million respectively, a decrease of 19% and 33% over the prior year, on a pro-forma basis. EBITDA as a percentage of revenues was 14% for the quarter.

The Production and Distribution business experienced a decrease in revenue of 14%, on a pro-forma basis, which reflects: (i) a decrease of 6% for current year production to $19.3 million; and (ii) a 29% decrease in library revenue to $6.7 million. The decrease in current production revenue is a direct result of a decrease in proprietary production to 85 episodes from 88 episodes last year. The decrease in library sales is due to several large library sales in the prior year. Library sales for the current year includes strong sales from acquired properties, *Cardcaptors, Medabots* and *Taina's World*. Pro-forma current revenue per episode for the year ended August 31, 2002 is expected to be $295,000/episode, consistent with the prior year and we expect to deliver approximately 250 episodes by year-end compared to 242 episodes last year. EBITDA margin was 14% for the quarter, down from 17% the prior year as a result of lower revenues. As of September 1, 2001, the company has adopted the new accounting standard, Statement of Position 00-2 ("SOP 00-2"), which has resulted in an increase in the amortization of film investments of approximately $0.5 million in the current quarter and $1.0 million in the prior year on a pro-forma basis.

For the merchandising business, on a pro-forma basis, revenues were consistent with the prior year and EBITDA was up compared to a loss in the prior year. Prior year's loss was due to disappointing results from the *Franklin* promotion campaign with Sears. Current year merchandise sales are showing strong results from *Franklin, Medabots* and *Little Bear* products. The positive impact of the recently acquired rights of *Beyblade* is not expected to be realized until later in the fiscal year.

For the publishing business, first quarter revenues and EBITDA on a pro-forma basis are down 25% and 58% respectively. The majority of the decrease is due to the operating results of Klutz which continues to suffer from the troubles of the specialty book retail sector in the U.S. Klutz has secured new channels of distribution for which the benefits are expected to be realized later in the fiscal year.

Liquidity and Capital Resources

Cash flow

Cash flow derived from operations for the quarter was $52.6 million up from $29.2 million last year. The increase is due to cash flow generated from the various acquisitions in fiscal 2001. Cash flow per share for the quarter was $1.24 basic ($1.23 diluted) compared with $0.76 basic ($0.75 diluted) last year.

Cash used by investing activity in the quarter was $90.0 million, down $263 million from $353.0 million the prior year. The decrease was due to the following:

- Lower cash usage for material business acquisitions and investments. Fiscal 2002 included $80 million for WTN, Telelatino and The Comedy Network and fiscal 2001 included $318 million for the Nelvana acquisition.
- Increased payment of program and film rights of $10 million.
- Increased film investments of $20 million as a result of including the operations of Nelvana for a full quarter in fiscal 2001.
- Net proceeds of $48 million from sale of 1.1 million shares of Astral Media Inc.

Cash flow from financing activities during the quarter was $90.1 million up from $64.2 million last year. Long-term debt, net of repayments, increased during the year by $135 million to complete the acquisitions made during the year. In addition, Corus partially repaid a short-term borrowing arrangement for $44.8 million which was collateralized by a portion of the company's investment in Astral Media.

Long-term debt

Including EBITDA for all fiscal 2001 acquisitions on a 12-month pro-forma basis, the ratio of long-term debt to EBITDA at November 30, 2001 is 4.8 to 1. Management considers the current level of long-term debt to be reasonable and through a restructuring initiative implemented during the quarter, steps have been taken to reduce the debt to EBITDA ratio to a target of 3.5 times.

Impact of New Accounting Pronouncements Adopted in the Quarter

Business Combinations, goodwill and other intangible assets

Effective September 1, 2001, the Company adopted prospectively the Canadian Institute of Chartered Accountants ("CICA") standards on Business Combinations (CICA Section 1581), and Goodwill and Other Intangible Assets (CICA Section 3062). CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment – only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of these standards.

Broadcast licenses are considered to be an indefinite life intangible. As such, an adjustment to broadcast licenses was not necessary after applying the transitional tests as at September 1, 2001.

The Company has not yet determined the impact of applying the transitional test giving rise to the recognition of any impairment associated with goodwill. As required by the new standards, the Company will perform the first step of the impairment test applied to goodwill in its second quarter. Goodwill impairment, if any, will be recorded as an adjustment to retained earnings as at September 1, 2001.

Excluding amortization of broadcast licenses and goodwill, earnings per share for the three months ended November 30, 2000 increased from $0.35 basic ($0.35 diluted) to $0.47 basic ($0.47 diluted).

Accounting by producers or distributors of films

Effective September 1, 2001, the Company adopted the Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films", which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

The adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has been increased by $4,951,000. The balance sheet at August 31, 2001 has been restated to reflect these allocations. Consequently, net income for the three months ended November 30, 2000 has decreased by $259,000 as a result of increased amortization of film investments and goodwill. The statement of income for the three months ended November 30, 2000 has been restated to reflect these adjustments.

Earnings Per Share ("EPS")

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earning per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these unaudited consolidated financial statements.

Recent Accounting Pronouncements

Foreign Currency Translation

The Canadian Institute of Chartered Accountants has recently approved amendments to CICA Handbook-Accounting, section 1650, Foreign Currency Translation, which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. These amendments will be effective for fiscal years commencing on or after January 1, 2002. The Company has not yet determined the impact that this amendment will have on the financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing Corus since the year ended August 31, 2001.

Forward-Looking Statements

Certain statements in this Report to Shareholders may constitute forward-looking statements. Such forward-looking statements involve risk, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

On behalf of the Board,

John M. Cassaday
President and Chief Executive Officer

Heather A. Shaw
Executive Chair

January 24, 2002

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited) (thousands of Canadian dollars)	November 30, 2001	August 31, 2001 Restated (note 2)
ASSETS		
Current		
Cash and cash equivalents	**5,845**	-
Accounts receivable	**210,112**	175,009
Prepaid expenses and other	**19,497**	13,995
Inventory	**21,349**	24,731
Program and film rights	**60,195**	48,753
Total current assets	**316,998**	262,488
Tax credits receivable	**35,053**	30,995
Investments and other assets	**133,438**	319,754
Capital assets, net	**107,672**	104,944
Program and film rights	**23,429**	14,329
Film investments	**153,562**	146,583
Deferred charges	**41,907**	36,947
Intangible assets	**10,764**	-
Broadcast licenses and goodwill	**1,595,265**	1,353,771
	2,418,088	2,269,811
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank overdraft	-	6,536
Accounts payable and accrued liabilities	**185,175**	140,302
Income taxes payable	**12,705**	25,736
Future tax liability	**4,500**	10,687
Securitized borrowing	**44,750**	89,500
Current portion of long-term debt	**6,382**	6,382
Total current liabilities	**253,512**	279,143
Long-term debt	**753,466**	614,419
Deferred credits	**69,216**	56,244
Future tax liability	**165,426**	150,942
Minority interest	**3,997**	1,456
Total liabilities	**1,245,617**	1,102,204
SHAREHOLDERS' EQUITY		
Share capital	**882,516**	882,516
Retained earnings	**288,058**	284,151
Currency translation adjustment	**1,897**	940
Total shareholders' equity	**1,172,471**	1,167,607
	2,418,088	2,269,811

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited) (thousands of Canadian dollars except per share data)	Three months ended **November 30** **2001**	 November 30 2000 Restated (note 2(b) and (c))
Revenues	**174,718**	117,477
Operating, general and administrative expenses	**129,026**	81,056
Income before depreciation, amortization interest, other and income taxes	**45,692**	36,421
Depreciation	**5,683**	3,688
Amortization	**1,353**	6,184
Interest on long-term debt	**13,763**	8,782
Loss on sale of investments	**4,463**	-
Other (income) expense	**799**	(5,243)
Dividend income from investees	**(300)**	-
Restructuring charges (note 7)	**15,888**	-
Income before income taxes	**4,043**	23,010
Income tax expense	**1,662**	10,306
Income before equity earnings from investees and minority interest	**2,381**	12,704
Equity earnings from investees	**1,729**	968
Minority Interest	**(203)**	(109)
Net Income	**3,907**	13,563
Retained Earnings, beginning of period as previously reported	**288,759**	155,984
Adjustment for change in accounting policy (note 2)	**(4,608)**	-
Retained Earnings, beginning of period, restated	**284,151**	155,984
Retained Earnings, end of period	**288,058**	169,547

Earnings per share – Class A voting and Class B non-voting		
Basic	**$0.09**	$0.35
Diluted	**$0.09**	$0.35

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended	
(Unudited)	**November 30 2001**	November 30 2000
(thousands of Canadian dollars except per share data)		Restated (note2)
OPERATING ACTIVITIES		
Net income	**$3,907**	$13,563
Non-cash items:		
Depreciation	**5,683**	3,688
Amortization of broadcast licenses and goodwill	**-**	5,697
Amortization of program rights and film investments	**46,993**	19,504
Other amortization	**1,353**	487
Future income taxes	**(9,255)**	(12,618)
Loss on sale of investments	**4,463**	-
Equity earnings from investees	**(1,729)**	(968)
Minority interest	**203**	109
Other	**1,024**	(260)
Cash flow derived from operations	**52,642**	29,202
Net change in non-cash working capital balances related to operations	**(38,782)**	17,151
Other	**(1,632)**	-
Cash provided by operating activities	**12,228**	46,353
INVESTING ACTIVITIES		
Additions to capital assets	**(4,372)**	(5,972)
Net proceeds from sale of investments	**48,577**	-
Business acquisitions	**(61,894)**	(317,837)
Additions to investments	**(18,064)**	(5,931)
Acquisition of intangible assets	**(1,651)**	-
Payments of program rights	**(22,878)**	(13,361)
Additions to film investments	**(26,868)**	(7,502)
Additions to deferred charges	**(3,636)**	(332)
Dividends received	**690**	-
Other	**144**	(2,075)
Cash (used in) investing activities	**(89,952)**	(353,010)
FINANCING ACTIVITIES		
Decrease in securitized borrowing	**(44,750)**	-
Increase in long-term debt and securitized borrowing	**135,000**	70,000
Repayment of long-term debt	**(145)**	(5,813)
Cash provided by financing activities	**90,105**	64,187
Net increase (decrease) in cash and cash equivalents during the period	**12,381**	(242,470)
Cash and cash equivalents, beginning of the period	**(6,536)**	372,348
Cash and cash equivalents, end of the period	**5,845**	129,878
Cash flow derived from operations per share		
Basic	**$1.24**	$0.76
Diluted	**$1.23**	$0.75

SCHEDULE A
CORUS ENTERTAINMENT INC.
SEGMENTED INFORMATION

(Unaudited) (thousands of Canadian dollars)	**November 30 2001**	Three months ended November 30 2000 (Restated)	November 30 2000 Pro-forma[1]
Revenues			
Television	**69,836**	62,384	62,497
Radio	**55,637**	45,911	54,792
Content – Production & Distribution	**26,834**	5,195	31,382
– Merchandising	**2,293**	358	2,303
– Publishing	**20,555**	3,629	27,337
Eliminations	**(437)**	-	-
	174,718	117,477	178,311
Income before depreciation, amortization, interest, other and income taxes ("EBITDA")			
Television	**24,514**	22,077	21,921
Radio	**14,952**	13,416	14,599
Content – Production & Distribution	**3,843**	1,353	5,277
– Merchandising	**800**	54	(630)
– Publishing	**2,542**	964	6,035
Corporate	**(953)**	(1,443)	(1,443)
Eliminations	**(6)**	-	-
	45,692	36,421	45,759
EBITDA as a % of revenues			
Television	**35%**	35%	35%
Radio	**27%**	29%	27%
Content – Production & Distribution	**14%**	26%	17%
– Merchandising	**35%**	15%	-
– Publishing	**12%**	27%	22%
	26%	31%	26%

(Unaudited) (thousands of Canadian dollars)	**November 30 2001**	August 31 2001 (Restated note 2 (b))
Segment assets		
Television	**554,930**	470,644
Radio	**353,589**	344,170
Content – Production & Distribution	**292,205**	292,566
– Merchandising	**12,502**	1,151
– Publishing	**48,862**	44,583
Corporate	**1,156,628**	1,117,236
Eliminations	**(628)**	(539)
	2,418,088	2,269,811

Prior periods have been restated to conform with current presentation

[1] Pro-forma analysis has been provided for enhanced comparability between periods to reflect revenue and EBITDA results of fiscal 2001 acquisitions as if the acquisitions had occurred on September 1, 2000.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Corus Entertainment Inc. ("Corus" or the "Company") is a diversified Canadian communications and media broadcasting company. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto and New York Stock Exchanges.

1. SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company's last year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2001.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in note 2.

2. ACCOUNTING CHANGES

(THOUSANDS OF CANADIAN DOLLARS)	Three months ended November 30, 2000
Operating, general and administrative expenses	
As previously reported	$80,762
Adjustment (b)	294
As restated	$81,056
Amortization	
As previously reported	$6,173
Adjustment (b)	11
As restated	$6,184
Income taxes	
As previously reported	$10,352
Adjustment (b)	46
As restated	$10,306
Net income	
As previously reported	$13,822
As restated	$13,563
Basic earnings per share	
As previously reported	$0.36
As restated	$0.35
Diluted earnings per share	
As previously reported	$0.36
As restated	$0.35

(a) Business Combinations, Goodwill and Other intangible assets

Effective September 1, 2001, the Company adopted prospectively the Canadian Institute of Chartered Accountants ("CICA") standards on Business Combinations (CICA Section 1581), and Goodwill and Other Intangible Assets (CICA Section 3062). CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment – only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of these standards.

Broadcast licenses are considered to be an indefinite life intangible. An adjustment to broadcast licenses was not considered necessary after applying the transitional tests as at September 1, 2001. Adjusted earnings per share for the three months ended November 30, 2000 before amortization of broadcast licenses and goodwill was $0.47 per share basic and $0.47 per share diluted.

The Company has not yet determined the impact of applying the transitional test giving rise to the recognition of any impairment loss associated with goodwill. As required by the new standards, the Company will perform the first step of the impairment test applied to goodwill in its second quarter. Goodwill impairment, if any, will be recorded as an adjustment to retained earnings as at September 1, 2001.

(b) Accounting by producers or distributors of films

Effective September 1, 2001, the Company adopted the Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films", which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

The adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has increased by $4,951,000. The balance sheet at August 31, 2001 has been restated to reflect these allocations. Consequently, net income for the three months ended November 30, 2000 has decreased by $259,000 as a result of increased amortization of film investments and goodwill. The statement of income for the three months ended November 30, 2000 has been restated to reflect these adjustments.

(c) Earnings Per Share ("EPS")

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earning per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these unaudited consolidated financial statements.

3. BUSINESS COMBINATIONS

In fiscal 2002, the Company completed a number of acquisitions which are summarized below:

(THOUSANDS OF CANADIAN DOLLARS)	Telelatino (a)	WTN (b)	Total
Effective date acquired	Nov. 2001	Nov. 2001	
Percentage acquired	50.5%	100%	
Cash, including transaction costs, net of cash acquired			
- Fiscal 2002	7,443	54,451	61,894
- Prior years	738	150,079	150,817
	8,181	204,530	212,711
Integration and transaction costs, net of taxes	517	1,005	1,522
Total consideration after integration and transaction costs	**8,698**	**205,535**	**214,233**
Assigned value of assets and liabilities acquired			
Capital assets	1,301	3,834	5,135
Program and film rights	412	9,770	10,182
Broadcast licenses & goodwill	14,216	227,278	241,494
Non-cash working capital	(439)	895	456
Long-term debt	(146)	-	(146)
Deferred credits	(1,106)	(20,500)	(21,606)
Minority interest	(2,339)	-	(2,339)
Future tax liability	(1,816)	(15,742)	(17,558)
	10,083	205,535	215,618
Equity earnings of investee recorded in prior years	(1,385)	-	(1,385)
	8,698	**205,535**	**214,233**

This allocation is preliminary and the amounts assigned to broadcast licenses and goodwill, future tax liability and integration and transaction costs acquired may be adjusted subsequently.

(a) Telelatino Network Inc. ("Telelatino")

Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20% for cash consideration of $11,000,000. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English. The results of operations are included in the Company's consolidated financial statements from the date of acquisition.

(b) Women's Television Network ("WTN")

Effective November 19, 2001, Corus acquired all of the outstanding shares of Lifestyle Television (1994) Limited, which operates WTN, a special television network focused on women's programming, from Moffat Communications Ltd. ("Moffat") for cash consideration of $205,000,000. During fiscal 2001, $150,000,000 was advanced to Moffat against the purchase price. The balance was paid upon completion of the transaction. The results of operations are included in the Company's consolidated financial statements from the date of acquisition.

4. INVESTMENTS AND DIVESTITURES

(a) The Comedy Network

On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network, increasing its total ownership interest to 29.9%. The specialty channel provides programming such as Canadian and foreign comedy series, comedy sketches, variety and human interest programs. See also Note 8 (a).

(b) Astral Shares

On October 31, 2001, Corus, through a wholly-owned subsidiary, disposed of 1,000,000 Class A Non-Voting shares of Astral Media Inc. ("Astral shares") for $43,000,000, resulting in an after-tax loss of approximately $4,000,000. These shares were pledged against a securitized borrowing that matured as described in note 5.

5. SECURITIZED BORROWING

Securitized borrowings of $89,500,000, which was collateralized by 2,000,000 Astral shares were repaid on October 31, 2001 in cash. During the quarter, the Company entered into a new borrowing arrangement with a financial institution for $44,750,000 which is collateralized by 1,000,000 Astral shares. The borrowing bears interest that fluctuates with Canadian banker's acceptances and is payable in full on April 30, 2002.

6. SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of Class A participating shares ("Class A voting Shares"), Class B non-voting participating shares ("Class B Non-Voting Shares"), Class A preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding:

Nov.30 2001	Aug. 31 2001		**Nov. 30 2001**	Aug. 31 2001
(NUMBER OF SHARES)			(THOUSANDS OF DOLLARS)	
1,842,677	1,842,677	Class A Voting Shares	**28,539**	28,539
40,761,198	40,761,198	Class B Non-Voting Shares	**853,977**	853,977
42,603,875	42,603,875		**882,516**	882,516

As of November 30, 2001, the Company has outstanding stock options for 2,704,750 Class B Non-Voting shares, of which 597,826 are vested.

7. RESTRUCTURING CHARGES

Restructuring charges were as follows:

(Thousands of dollars)	Total	Cash drawdowns	Provision Balance as at Nov. 30, 2001
Workforce reduction	10,015	1,115	8,900
Contract settlement and lease costs	5,166	-	5,166
Other	707	-	707
	$15,888	$1,115	$14,773

In light of the current economic climate, Corus has taken proactive steps to reduce debt and improve operating margins by streamlining operations and exiting activities not aligned with its core assets.

For the three months ended November 30, 2001, Corus recorded restructuring charges of $15.9 million, which included the following:

(i) Workforce reduction charges of $10.0 million for the three months ended November 30, 2001, related to the cost of severance and benefits associated with approximately 320 employees notified of termination. Of the 320 employees, approximately 110, 150 and 60 were from the Radio, Television and Content divisions respectively and included management, sales, marketing, operations, programming and administrative staff. As at November 30, 2001, the workforce reduction provision balance has been drawn down by cash payments of $1.1 million resulting in an ending provision balance of $8.9 million. The remaining provision is expected to be substantially drawn down by the end of fiscal 2002.

(ii) Contract settlement costs of $5.2 million relating to provisions for negotiated settlements to cancel programming contracts at the Radio division and future contractual obligations under operating leases for facilities that will no longer be required.

(iii) Other costs of $0.7 million relating to the writedown of various assets that are no longer required for ongoing operations.

8. SUBSEQUENT EVENTS

(a) The Comedy Network

On December 18, 2001, Corus disposed of its 29.9% interest in The Comedy Network to CTV Inc. for $36,000,000. This investment was accounted for using the cost method throughout the period.

(b) Tri-Co Broadcasting Limited

On January 4, 2002, Corus completed the acquisition of all of the outstanding shares of Tri-Co Broadcasting Limited, a company that owns and operates three radio stations in Cornwall, Ontario for approximately $4,000,000.

9. COMPARATIVE FIGURES

Comparative figures have been restated to conform to the presentation adopted in the current year as described in note 2.

Corus™
ENTERTAINMENT